March 23, 2012

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Attention: Ms. Mellissa Campbell Duru

Re:	Cynosure, Inc. Schedule TO-I Filed March 12, 2012 File No. 5-81239 (the “Schedule TO”)

Ladies and Gentlemen:

On behalf of our client, Cynosure, Inc. (the “Company” or “Cynosure”), this letter is in response to the letter (the “Letter”) dated March 16, 2012 from Mellissa Campbell Duru, Special Counsel, Office of Mergers & Acquisitions, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), to Michael R. Davin, the Company’s President and Chief Executive Officer. The Company is filing simultaneously with this letter Amendment No. 1 (the “Amendment”) to the Schedule TO. The responses set forth below are based, in part, upon information provided to us by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.

On behalf of the Company, we advise you as follows:

Schedule TO-1

Exhibit (a)(1)(A) Offer to Exchange Certain Stock Options

General

1. Your current offer provides a range of possible exchange ratios, which will be determined based on the closing price of the Company’s common stock on the expiration date of the offer. Accordingly, as currently structured optionholders who tender in your offer will not know the new exercise price and the number of options they will receive in exchange until the close of the trading day on the expiration date. Thus, it appears that optionholders will not know certain material terms of the offer (i.e., the exact exchange ratio) until some point after the close of the trading day on the expiration date. This structure appears to be inconsistent with Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A. Please advise.

In response to the Staff’s comment, the Company intends to revise the offer in order to provide additional disclosure about the material terms of the offer and to extend the offer from 9:00 p.m. to 11:59 p.m., Eastern time, on April 9, 2012 to allow eligible optionholders additional time following receipt of the actual exchange ratios to decide whether to tender or withdraw. On the basis of the discussion set forth below, Cynosure respectfully requests that the Staff concur with its analysis that its revised disclosure, together with the extension of the offer until 11:59 p.m., will provide participants with adequate knowledge about the material terms of the offer such that the requirements of Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A have been met.

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Because the factual and legal analysis of the adequacy of the revised offer is relevant to both the question of whether the type and amount of information to be offered has been included in the Schedule TO and also to the question of whether the structure gives participants sufficient time to consider whether to tender or withdraw after announcement of the material terms, the following response is intended to address Comment Nos. 1 and 2 in the Letter. To that end, on the basis of the discussion set forth below we believe that the revisions that Cynosure proposes to make to the offer will allow holders sufficient time to consider whether to tender or withdraw following the announcement of the exchange ratios for the offer. In this regard, and in response to the Staff’s Comment no. 2 below, Cynosure respectfully requests that the Staff not object to the pricing structure in Cynosure’s stock option exchange program notwithstanding the requirements of Rule 13e-4(f)(2)(ii) and 14e-1(b).

Background. Cynosure develops and markets aesthetic treatment systems that are used by physicians and other practitioners to perform non-invasive and minimally invasive procedures to remove hair rejuvenate the skin through the treatment of vascular and pigmented lesions, remove multi-colored tattoos, liquefy and remove unwanted fat through laser lypolysis, reduce cellulite and treat onychomycosis. The Company currently has approximately 350 employees, of whom approximately 30% hold eligible stock options (as defined below). Cynosure’s class A common stock is listed on the Nasdaq Global Market.

Description of Option Exchange Program. In February 2012, Cynosure’s board of directors approved the option exchange program described in the Schedule TO. Pursuant to the option exchange program, eligible optionholders are entitled to exchange their outstanding stock options with exercise prices greater than $20.00 per share for new stock options having an exercise price that is equal to the closing price of Cynosure’s class A common stock as reported on the Nasdaq Global Market on the expiration date of the offer. The option exchange program has been offered to all U.S. employees and directors that hold eligible stock options. The number of shares underlying each new stock option will be determined according to an exchange formula that is intended to provide eligible optionholders with new stock options having an estimated fair value (calculated as of the expiration date) equal to the estimated fair value of their surrendered eligible stock options (calculated as of the expiration date). The Company will calculate the values of the surrendered eligible stock options and the new stock options using a Black-Scholes option valuation model. The number of shares subject to each new stock option will be determined by (a) calculating an exchange ratio equal to the value of a new stock option divided by the value of an eligible stock option exchanged for that new stock option, calculated as of the expiration date, and (b) dividing the number of shares subject to the eligible stock option by the applicable exchange ratio, adjusted, if necessary, to eliminate any fractional shares. The Black-Scholes option valuation model will take into account (i) the closing price of Cynosure’s class A common stock on the Nasdaq Global Market on the expiration date, (ii) the exercise price of the option, (iii) the expected volatility of Cynosure’s class A common stock over the projected life of the option, (iv) the estimated expected life of the option, (v) the risk-free interest rate over the projected life of the option, and (vi) the expected dividends on Cynosure’s class A common stock.

Cynosure estimates, based on an assumed exercise price of $17.24 (the closing price of Cynosure’s class A common stock on March 8, 2012) that if it receives and accepts tenders of all eligible stock options (a total of options to purchase approximately 597,216 shares held by 104 eligible optionholders), it will grant new stock options to purchase a total of approximately 464,992 shares of its class A common stock, or approximately 3.7% of the total shares of its class A common stock and class B common stock outstanding as of March 8, 2012.

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Compensatory Purpose of Option Exchange Offer. Cynosure has implemented this option exchange program for compensatory purposes. Cynosure relies on highly skilled, educated technical and managerial employees to implement its strategic initiatives and expand and develop its business. Competition for employees is intense and many companies use stock options as a means of attracting, motivating and retaining their best employees. The fundamental objectives of Cynosure’s compensation policies are to attract, reward and retain high quality talent, to accomplish the Company’s short and long-term goals and, as a result, to enhance stockholder value. In order to achieve these goals, Cynosure seeks to provide compensation opportunities that are competitive in the marketplace, both in terms of the overall levels of compensation and the individual components of compensation. Cynosure provides a portion of its compensation in the form of stock options that vest over time, which its believes helps to retain the Company’s employees and aligns employees’ interests with those of its stockholders by allowing them to participate in the longer term success of the Company as reflected in stock price appreciation. Stock options have been, and continue to be, a critical element of Cynosure’s overall incentive compensation, an important part of compensation and retention programs, and, in addition to providing incentives for Cynosure’s employees to increase long-term stockholder value, are designed to encourage the long-term service of those employees.

Cynosure’s stock price has experienced a significant decline since 2008. Consequently, many of the Company’s employees hold options with exercise prices significantly higher than the current market price per share of our class A common stock. As such, the eligible stock options are “underwater,” and a significant portion of these eligible stock options have been underwater for an extended period of time, have vested and have not been exercised. The Company is concerned these unexercised and underwater options have lost their value as either an incentive or retention tool.

Cynosure is making this exchange offer to address this situation in recognition of the key contributions of eligible optionholders to the Company by providing eligible optionholders with an opportunity to exchange eligible stock options for new stock options issued under our 2005 Plan to provide a long-term incentive that the Company believes will more closely align the interests of participating employees with the interests of stockholders. By providing eligible optionholders with the opportunity to realign the exercise prices of previously granted stock options with the current per share market price of the Company’s class A common stock and hold stock options that, over time, have a greater potential to increase in value, the Company believes these stock options will again become important tools to help motivate participating employees to contribute to achieving Cynosure’s long-term strategic and business objectives and, grow long-term stockholder value, and to encourage employees’ long-term service with the Company.

Rationale for Structure of Option Exchange Program. Cynosure’s option exchange program has been structured as a value-for-value exchange in which the exercise price of the new stock options and the number of shares underlying the new stock options are determined on the expiration date of the offer in order to avoid adverse tax consequences for the eligible optionholders and the Company and adverse accounting consequences for the Company. The Company believes that this structure best achieves its compensatory objectives and is in the best interest of its stockholders. For several reasons, new stock options must have an exercise price that is at least equal to the fair market value of the Company’s class A common stock on the grant date.

First, it is necessary that the new stock options have an exercise price that is at least equal to the fair market value of the Company’s stock on the grant date in order to avoid adverse tax consequences to the recipients of such options and the Company under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). In particular, if a stock option has an exercise price that is less than the fair market value of

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the Company’s class A common stock on the grant date, the holder of such option will be required to include the excess of the fair market value of the Company’s stock over the exercise price (i.e., the “spread”) in income in the year in which the option vests and such spread will be subject to a 20% penalty tax under Code Section 409A, as well as regular income taxes, in each case payable by the optionholder. In addition, the Company has a withholding obligation with respect to such income even though the option may not have been exercised. The Company structured the option exchange program so that the exercise price of the new stock options will be equal to the closing price of the Company’s class A common stock on the last day of the offer period — which is also the grant date of the new stock options — in order to avoid these adverse consequences under Code Section 409A.

Second, it is also necessary that the new stock options have an exercise price that is equal to the fair market value of the Company’s class A common stock on the grant date in order to ensure that the Company will not be limited in its ability to deduct any compensation attributable to the exercise of such options by Section 162(m) of the Code. Because the Company’s executive officers are “covered employees” under Code Section 162(m), and such covered employees are able to participate in the option exchange program, it is likely that one or more of the eligible optionholders who receives new stock options may be a covered employee at the time that he or she exercises the option. In such case, the Company would not be able to deduct the compensation attributable to that exercise unless the option has an exercise price that is at least equal to the fair market value of the Company’s class A common stock on the grant date.

Third, the stock incentive plan under which the new stock options will be granted requires that the Board of Directors establish the exercise price of all options granted under the plan. The Board of Directors regularly uses the closing price of the class A common stock as reported on the Nasdaq Global Market on the date of grant in its determination of the exercise price in the granting of stock options.

Cynosure believes that this approach best achieves its overall compensatory objectives without adversely affecting its reported earnings. Under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), or SFAS 123(R), Cynosure is required to recognize any incremental compensation cost of the stock options granted in the option exchange program. Incremental compensation cost is measured as the excess, if any, of the fair value of each new stock option granted to employees in exchange for surrendered eligible stock options, measured as of the date the new stock options are granted, over the fair value of the eligible stock options surrendered in exchange for the new stock options, measured immediately prior to the cancellation of the eligible stock options, which will occur on the expiration date of the offer. Such incremental compensation cost, if any, is recognized ratably over the vesting period of the new stock options. Cynosure has structured the exchange formula such that the exchange ratios will be calculated to result in the fair value of eligible stock options surrendered being equal to the fair value of the new stock options replacing them in order to avoid having to recognize any incremental compensation expense for financial reporting purposes as a result of the option exchange program.

Disclosure Regarding Material Terms of Offer. In view of the “value-for-value” exchange structure selected by the Company, Cynosure recognizes that eligible optionholders will not know the exact exercise price and number of shares underlying their new stock options until the expiration date of the offer. Based upon the Staff’s comment in this regard and our analysis of no-action letters that have addressed comparable pricing structures (which we further discuss below), Cynosure intends to revise its disclosure and undertake additional initiatives that it believes will provide its employees with adequate material information regarding the offer, including the expected number of shares underlying each new stock option, based upon

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hypothetical trading prices that it believes are closely aligned to its likely range of trading prices on the expiration date. Specifically, Cynosure has done or will do the following:

•

Cynosure has revised its Schedule TO in order to include a detailed table that shows, for each exercise price of an eligible stock option, the expected exchange ratio for calculating the number of shares underlying the new stock option based upon an assumed closing price for the Company’s class A common stock on the expiration date. The assumed closing price is equal to the closing price of the Company’s class A common stock on March 8, 2012. (The Company notes, for reference, that the closing price of the its class A common stock for the 15-day period prior to March 8, 2012 was $17.41.) The Company also included in the table additional closing prices that represent both 7.5% and 15% upward and 7.5% and 15% downward declines in the assumed closing price. The Company has selected a volatility spread of up to 15% because it is representative of the stock’s recent volatility. The table will be accompanied by illustrative examples of how to calculate the number of shares underlying a new stock option based upon the hypothetical exchange ratios. Cynosure is furnishing the Amendment to eligible option holders by email on the date of this letter. To further maximize the disclosure of this additional information to eligible optionholders, Cynosure will also post the table and illustrative examples on its intranet and will separately email a copy of the table and illustrative examples to each eligible optionholder, and advise each participant of the availability of such information on its intranet, on the date of this letter.

•

After the close of the third trading day prior to the expiration of the exchange offer (April 4, 2012), Cynosure will update the table described above based upon the actual stock price on such date. Cynosure will further amend the Schedule TO, as amended, in order to include the updated table and will file such amendment with the SEC and furnish it to eligible optionholders. Cynosure will also post the revised table on its intranet and will separately email a copy of the revised table to each eligible optionholder, and advise each participant of the availability of such information on its intranet, on the date such amendment is filed and furnished.

•

Cynosure will provide to all eligible optionholders an intranet-based calculator that can be accessed at any time and that will permit eligible optionholders to calculate the number of shares underlying his or her eligible stock option based upon hypothetical or actual prices. Pursuant to the Amendment, Cynosure will provide detailed information with respect to where to locate and how to use its intranet-based calculator and will also include such information in the separate email that it sends to eligible optionholders.

In addition to the foregoing, Cynosure will take the following steps to communicate the final exchange ratios, and number of shares and exercise price for the new options, immediately after the close of trading on the expiration date:

•

Pursuant to the Amendment, Cynosure will change the expiration date from 9:00 pm, Eastern Time on April 9, 2012 to 11:59 pm, Eastern Time on April 9, 2012 in order to allow eligible optionholders additional time to tender or withdraw. Cynosure will also include information regarding the extended expiration date in a separate email communication to eligible optionholders on the date of this letter.

•

Immediately following the determination of the actual exchange ratios on April 9, 2012, Cynosure will furnish an email to all eligible optionholders providing such final information and will make such information available to all eligible optionholders via its intranet.

•

As further described in the Amendment, promptly following the final determination of the exchange ratios, Cynosure will host a meeting via conference call for all eligible optionholders both as a further means of disclosing the final exchange ratio and to answer any remaining questions that eligible optionholders may have.

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•

As further described in the Amendment, designated Cynosure employees will be available by telephone from the time at which the final exchange ratios are emailed to employees until 11:59 p.m. on April 9, 2012 to respond to any questions that eligible optionholders may have with respect to the offer, the final exercise price or the number of shares underlying their respective new stock options.

•

Cynosure will also continue to describe prominently in the Schedule TO and in any supplemental materials that it furnishes to eligible optionholders the withdrawal rights of eligible optionholders that exist until the expiration of the offer and the fact that the final exchange ratio will be made available on the expiration date.

We note that eligible optionholders have been provided information with regard to the relative value relationship of the eligible stock options and new stock options and the valuation methodology that will be used to calculate the final exchange ratio. These material metrics will not change during the offer.

We also note that many of the eligible stock options have prices that are well in excess of the current trading price of the Company’s class A common stock. The average daily trading value of the Company’s stock over the past 20 days has been $17.83 and the eligible stock options have prices between $20.10 and $36.94 per share. Thus, the option exchange program will enable eligible optionholders to exchange old options that are significantly out of the money for new options for which they may have an opportunity to realize some value. Because of the spread between the current trading price of Cynosure’s class A common stock and the price of the eligible stock options, and taking into account expected volatility trends in the Company’s stock price, the Company does not anticipate that the difference between the hypothetical exchange ratio furnished two trading days before the expiration date based upon the trading price on such date and the exchange ratio furnished on the expiration date will be material to a participant’s election decision.

Legal Analysis. We understand that because Cynosure structured its offer such that the exchange ratios are determined on the expiration date, the Staff has requested analysis regarding compliance with Rule 13e-4(d)(1)(ii), which requires that the offer documents specify the consideration to be offered, and Rules 13e-4(f)(1)(ii) and 14e-1(b), which require that the offer be extended for at least 10 business days from the date that notice of any increase or decrease in the consideration offered is first published or sent to the holders subject to the offer.

We believe that Cynosure’s option exchange program satisfies the Staff’s objective of protecting offerees by ensuring that offerees have information regarding the material terms of the offer throughout the offer period and an opportunity for late tenders and withdrawals at the end of the offering period. Key features of Cynosure’s program are:

•

the ongoing disclosure of material information to eligible optionholders regarding among other things (i) the structure of the offer, (ii) the methodology for calculating the exchange ratio, which is objective and rational and remains fixed throughout the offer, (iii) hypothetical exchange ratios based upon assumed closing prices which Cynosure believes will approximate the closing price on the expiration date, (iv) the relative value relationship between the eligible stock options and the new stock options, which does not change, and (v) the availability of a tool to calculate hypothetical exchange ratios; and

•

the Company’s plans and ability to rapidly disseminate pricing information to the limited pool of eligible optionholders both during the offer and upon the determination of the actual exchange ratios within timeframes that are consistent with, and in some cases better than, comparable timeframes addressed by the Staff.

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The SEC has granted relief in several exchange offers in recent years that, like Cynosure’s, propose to disclose on the expiration date the final exchange ratio for the consideration to be offered. See e.g., Kraft Foods Inc., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (July 1, 2008) (stock exchange offer whereby the final exchange ratio was determined at the expiration of the exchange offer based on the arithmetic average of the daily volume-weighted average price of each stock on each of the last three trading days of the exchange offer); EMC Corp., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (July 9, 2007) (option and restricted stock award exchange offer whereby the final exchange ratio was determined at the expiration of the exchange offer based on the initial public offering price of EMC Corporation’s wholly-owned subsidiary, VMware, Inc.); Halliburton Co., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Mar. 23, 2007) (stock exchange offer whereby the final exchange ratio was determined at the expiration of the exchange offer based on the daily volume-weighted average trading prices during the final three trading days of the exchange offer); Weyerhaeuser Co., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Feb. 23, 2007) (stock exchange offer whereby the final exchange ratio was determined at the expiration of the offer based on the arithmetic average of the daily volume-weighted average price of each stock on each of the last three trading days of the exchange offer); Washington Service Bureau, Inc., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Sept. 27, 2006) (stock exchange offer whereby the exchange value was determined at the expiration of the offer based on daily volume-weighted average trading prices during the final two business days of the offer).

We believe that Cynosure’s option exchange offer has characteristics that are similar to those discussed in these other offers. An illustrative example is EMC Corp., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (July 9, 2007), in which the Staff granted relief in an option and restricted stock award exchange offer whereby the final exchange ratio was determined at the expiration of the exchange offer based on the initial public offering (“IPO”) price of EMC Corporation’s (“EMC’s”) wholly-owned subsidiary, VMware, Inc. (“VMware”). In granting the relief, the Staff considered the following factors, among others:

•	EMC and VMware were disclosing from the commencement of the offer the relative value relationship between the VMware options to be received by EMC security holders for the EMC options tendered.

•

The formula for determining the number and exercise price of VMware options to be received in the exchange for tendered EMC options would be disclosed in the offering materials and would remain fixed throughout the duration of the offer.

•	EMC and VMware were conducting the offer for compensatory purposes.

•

EMC and VMware would publish a website accessible to all eligible participants and maintain for the offer a daily indicative exchange ratio based upon an assumed VMware IPO price equal to the mid-point of the estimated price range for the IPO and would provide a toll-free number where EMC security holders could obtain offering price related information.

•

Promptly after the calculation of the exchange ratio, EMC and VMware would issue a press release announcing the exchange ratio, post the exchange ratio on the website and file an amendment to its schedule TO containing the press release disclosing the exchange ratio.

As is the case in EMC Corp., Cynosure has disclosed in the Schedule TO the relative value relationship between the eligible stock options and the new stock options, which structure will not change during the pendency of the offer. Cynosure has also disclosed the formula for determining the number and exercise price of the new stock options to be received in exchange for the eligible stock options, and the formula will remain fixed throughout the duration of the offer. Pursuant to the Amendment, Cynosure will provide eligible optionholders with tabular disclosure of estimated exchange ratios based upon hypothetical closing

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prices that are expected to represent a reasonable range of the likely actual closing price on the expiration date, and will update such information based upon the actual closing price on the third day prior to the expiration of the offer. Cynosure’s offer is being conducted for compensatory purposes. Cynosure will maintain an intranet site where eligible optionholders can review at any time the tabular information about assumed exchanged ratios and calculate expected exchange ratios. Although Cynosure does not plan to provide a toll-free number to obtain exchange offer pricing information, because of the relatively small number of eligible optionholders, Cynosure has been able to designate specific employees to respond to questions. Finally, as described herein, immediately following the calculation of the exchange ratio, Cynosure intends to provide email correspondence to all of the eligible optionholders, updated intranet disclosure and access to a conference call dial-in site. Cynosure will also file an amendment to its Schedule TO setting forth the final exchange ratios.

The SEC has also granted relief from the technical requirements of the tender offer rules for compensatory exchange offers in which, in contrast to Cynosure, pricing was not determined until after the expiration date and, in some cases, a considerable period of time after the expiration date. See e g., Comcast Corp., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Oct. 7, 2004) (option for cash exchange offer whereby the cash payment was based on the average closing price of the relevant classes of Comcast Corporation’s stock during a 10 trading day averaging period beginning shortly after the expiration of the exchange offer ); Microsoft Corp., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Oct. 15, 2003) (option for cash exchange offer whereby the cash payment was based on the average closing price of Microsoft Corporation’s common stock during a fifteen trading day averaging period beginning shortly after the expiration of the exchange offer).

In granting relief to Comcast Corporation (“Comcast”) and Microsoft Corp. (“Microsoft”), the Staff particularly noted (1) the compensatory objectives of each option program and (2) the level of information that would be available to employees regarding such program. Specifically, in both Comcast and Microsoft, eligible participants (a) were able to estimate the total payments they would receive by reference to a table that lists a number of possible payments based upon hypothetical average closing prices and (b) had access to a web-based calculator to calculate payments based upon these hypothetical prices. As discussed above, Cynosure’s program, like Comcast and Microsoft, is for compensatory purposes. Cynosure proposes to provide comparable tabular disclosure and a comparable web-based calculator tool based upon the pricing methodology in Cynosure’s program. In addition, we believe Cynosure’s program presents a more favorable set of facts and circumstances than those presented in either of these two no-action letters. In particular, we note that Comcast and Microsoft participants were not given information about the final terms of the offer until 10 to 15 days after the expiration date. In contrast, Cynosure proposes to furnish the final exchange ratios on the expiration date and, as described above, will undertake a number of steps to ensure that participants have an opportunity to consider such information before the period to make an election or withdrawal has expired. We also note that Comcast’s program was offered to former employees and it estimated that it could receive more than 63,000 elections. Microsoft proposed to make its offer available to approximately 37,000 employees. In contrast, Cynosure’s offer is being made to only 104 employees who hold eligible stock options, or approximately 30% of its workforce, and many of these employees have already taken advantage of the opportunity to have one-on-one communications with designated Cynosure personnel to make inquiries about the offer. In short, Cynosure proposes to offer the same level of information during the offer as Comcast and Microsoft, will provide information regarding the final exchange ratio before the offer expires, rather than significantly later, and has the advantage of a far more manageable number of offerees with whom to communicate the final terms.

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In Lazard Freres & Co., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (August 11, 1995), the Staff provided interpretive advice that a pricing mechanism determined based upon average trading prices over a specified period ending not later than the second full business day prior to the expiration day was consistent with Rule 14e-1(b) and that a bidder would not be required to extend the offer period for ten business days following the determination of the offer price. In Lazard Freres & Co., the offered securities and the securities subject to the offer were both listed on a national securities exchange or the Nasdaq Stock Market, the final offer price would be publicly announced by the offeror by means of press release prior to the opening of trading on the second trading day prior to the date of the expiration of the offer, and the offeror provided in the offering circular a toll-free number for an information agent who would provide callers with the exchange ratio on each day during the exchange offer as if the exchange ratio had been determined on that date. In addition, the Lazard Freres & Co. letter also contemplated that the offeror would file an amendment to the offeror’s Schedule TO setting forth the final exchange ratio and including the press release as an exhibit. See also, TXU Corporation, SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (September 13, 2004) (relief from Rules 13e-4(d)(1), 13e-4(f)(1)(ii and 14e-4(b) of the Exchange Act in a self-tender of TXU shares for cash based upon a weighted average trading price during a period of ten days ending at the close of trading on a date at least two business days prior to the expiration period); Epicor Software Corporation, SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (May 21, 2004) (relief from Rules 13e-4(d)(1), 13e-4(f)(1)(ii and 14e-4(b) of the Exchange Act in an offer to exchange target shares for Epicor shares based upon a weighted average trading price during a period of ten days ending at the close of trading on a date at least two business days prior to the expiration period).

We note that the facts presented by Cynosure’s offer are similar to Lazard Freres & Co. in a number of respects. As in Lazard Freres & Co., the value relationship between the securities involved is fixed and remains constant during the offer period. Cynosure will furnish its participants with the final exchange ratios by email and conference call and will make designated employees available to answer questions from participants after the exchange ratios are announced and prior to the expiration of the offer. Cynosure will amend its Schedule TO in order to include the final exchange ratios.

Although Lazard Freres & Co., TXU Corporation and Epicor Software Corporation priced the offer two days before the expiration of the offer, which may suggest that the two-day period is beneficial, the facts of these offers are distinguishable from Cynosure’s facts and circumstances in several ways. First, these exchange offers were not undertaken for compensatory purposes, as is the case for Cynosure. Rather, these offers were made in the context of target company acquisition arrangements or, in the case of TXU Corporation, a self tender, which are more likely to implicate the stock manipulation considerations that underlie the tender offer rules. In this regard, Cynosure’s compensatory purpose is aligned with the purpose underlying the offerings considered by the Staff in Comcast Corp., Microsoft Corp., and EMC Corp., where the Staff did not require that the exchange ratio be fixed at least two days prior to the expiration period. Moreover, we believe that the two- day notice requirement of Lazard Freres & Co. and its progeny is unnecessary in Cynosure’s situation because Cynosure has fewer participants and, as such, has the means to rapidly and effectively communicate with offerees in real time after the final exchange ratio is known and before the offer period ends. We also note that the SEC has granted relief in several no-action letters relating to target company acquisition exchanges that had similar characteristics to Lazard, but determined their exchange ratios at the end of the expiration period, rather than not later than the second full business day prior to the expiration day. See e.g., Kraft Foods Inc., Weyerhaeuser Co., Halliburton Co. and Washington Service Bureau, Inc..

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Conclusion. In conclusion, after consideration of the revised offer and the relevant no-action letters described above, Cynosure believes that the additional disclosure to be disseminated prior to the expiration date, when considered with the steps to be undertaken on the date the exchange ratios are fixed, will provide eligible optionholders with adequate knowledge about the material terms of the offer and sufficient time to consider whether to tender or withdraw following the announcement of the final exchange ratios for the offer. As such, Cynosure respectfully requests that the Staff not object to the pricing structure in Cynosure’s stock option exchange program notwithstanding the requirements of Rules 13e-4(d)(1)(ii), 13e-4(f)(2)(ii) and 14e-1(b).

2. Please note our comment above. Please provide an analysis of how your offer as structured allows sufficient time for holders to consider whether to tender or withdraw their options following an announcement of the material terms of the offer (i.e., the exact exchange ratios). We note that Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders. We further note that optionholders will only have approximately 5 hours after the close of trading to consider the information you indicate will be provided to them regarding the terms of the offer. In addressing this comment, please cite to relevant no-action letters and/or other staff interpretative positions that you believe support your analysis.

We respectfully refer you to the information set forth in response to Comment No. 1 above, which, as noted therein, is also intended to address the Staff’s Comment No. 2.

3. In responding to the above comments, supplementally advise us of whether you intend to provide any web-based or other publicly accessible tool that optionholders can access during the pendency of the offer to certain hypothetical exchange ratios based on the closing price of the Company’s stock during the pendency of the offer. Also, advise us of the approximate time it would take to disseminate information about the offer, inclusive of the time anticipated for final exchange ratios to be disseminated once determined.

As described in response to Comment Nos. 1 and 2, the Company intends to make available an intranet-based calculator that will enable eligible optionholders to ascertain the possible amount of new stock options they may receive based upon hypothetical closing prices. The Company has revised the disclosure contained in the Schedule TO in response to the Staff’s comment in order to disclose this information.

Exchange Ratio, page 6

4. Please revise to simplify the ratios represented in the Exchange Ratio table such that they are presented in the same simplified manner disclosed in the narrative accompanying the table.

The Company has revised the disclosure contained on pages 11 and 22 of the Offer to Exchange in response to the Staff’s comment.

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U.S. Securities and Exchange Commission March 23, 2012 Page 11

If you require additional information, please telephone the undersigned at the telephone number indicated on the first page of this letter of this firm at (617) 526-6421.

Very truly yours,

/s/ Jason L. Kropp

Jason L. Kropp

cc: Timothy W. Baker, Cynosure, Inc.